Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL WILL INVEST $210 MILLION DOLLARS IN 2007

San Pedro Garza García, Mexico, March 26, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company, announced on February 28, 2007, that it will invest $210 million dollars in capital expenditures during 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 18 cities and long distance telephone services to business and residential customers in over 200 cities. The eighteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato and Tampico.

Visit AXTEL on the web at www.axtel.com.mx